                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C.  20549

                                    FORM 11-K

                                  ANNUAL REPORT

                        Pursuant to Section 15 (d) of the
                         Securities Exchange Act of 1934

                      For The Year Ended December 31, 1994

                   (A)  Full title of the plan and the address
                     of the plan, if different from that of
                             the issuer named below:

                            The Penn Traffic Company
                               401(k) Savings Plan

                   (B)  Name of issuer of the securities held
                      pursuant to the plan and the address
                       of its principal executive office:

                            The Penn Traffic Company
                            1200 State Fair Boulevard
                            Syracuse, New York  13209

                            THE PENN TRAFFIC COMPANY
                               401(k) SAVINGS PLAN


                   INDEX TO FINANCIAL STATEMENTS AND SCHEDULES




                                                                 Page

Report of Independent Accountants                                     1

Financial Statements:

     Statement of Net Assets Available for Plan Benefits
      at December 31, 1994 and 1993                                   2


     Statement of Changes in Net Assets Available for Plan
      Benefits for the year ended December 31, 1994 and 1993          3


     Notes to Financial Statements                                    4


Supplemental Schedules:*

     Schedule of Assets Held for Investment at
      December 31, 1994 (Schedule I)                                  14

     Schedule of Reportable Transactions for the
      Year Ended December 31, 1994 (Schedule II)                      15




* Schedules not included with this additional data have been omitted because they are not applicable.

                        REPORT OF INDEPENDENT ACCOUNTANTS


June 23, 1995

To the Participants and Administrator
of The Penn Traffic Company
401(k) Savings Plan


In our opinion, the accompanying statement of net assets available for plan benefits and the related statement of changes in net assets available for plan benefits present fairly, in all material respects, the net assets available for plan benefits of The Penn Traffic Company 401(k) Savings Plan (the Plan) at December 31, 1994 and 1993, and the changes in net assets available for plan benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

THE PENN TRAFFIC COMPANY
401(K) SAVINGS PLAN



FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------


                             STATEMENT OF NET ASSETS
                           AVAILABLE FOR PLAN BENEFITS


                                                                  DECEMBER 31,
                                                              1994            1993
  ASSETS

    Investments at market (cost of $58,696,936
     in 1994 and $49,205,856 in 1993)                    $  59,499,473  $  53,342,440
                                                         -------------  -------------
    Receivables:
       Accrued income                                          283,814        462,369
       Employee contributions                                  110,784        280,309
       Employer contribution (Note 5)                            -            279,900
                                                         -------------  -------------

                                                               394,598      1,022,578
                                                         -------------  -------------

          Total assets                                   $  59,894,071  $  54,365,018
                                                         -------------  -------------
                                                         -------------  -------------

  LIABILITIES

    Accrued expenses                                     $       -      $       8,215
                                                         -------------  -------------

          Total liabilities                                      -              8,215
                                                         -------------  -------------

    Net assets available for plan benefits               $  59,894,071  $  54,356,803
                                                         -------------  -------------
                                                         -------------  -------------


    The accompanying notes are an integral part of the financial statements.

FINANCIAL STATEMENTS
- --------------------------------------------------------------------------------

                      STATEMENT OF CHANGES IN NET ASSETS
                         AVAILABLE FOR PLAN BENEFITS


                                                                YEAR ENDED DECEMBER 31,
                                                              1994               1993
ADDITIONS TO NET ASSETS
  Investment income:
   Interest and dividends                                 $  3,251,337        $  3,480,157
   Net appreciation (depreciation) in market
    value of investments                                    (3,334,047)          1,646,034
   Net gain (loss) on sale of investments                     (189,557)             55,479
                                                         -------------       -------------

          Total investment income                             (272,267)          5,181,670
                                                         -------------       -------------

  Participant contributions                                  9,169,405           5,943,501
  Employer contributions                                        -                  279,900
                                                         -------------       -------------

          Total contributions                                9,169,405           6,223,401
                                                         -------------       -------------

          Total additions                                    8,897,138          11,405,071
                                                         -------------       -------------

DEDUCTIONS FROM NET ASSETS
  Payments to participants                                  (3,227,955)         (1,312,800)
  Payment of individual insurance contract
   premiums (Note 3)                                           (95,312)           (101,233)
  Administrative expenses                                      (36,603)            (23,959)
                                                         -------------       -------------

          Total deductions                                  (3,359,870)         (1,437,992)
                                                         -------------       -------------

INCREASE IN NET ASSETS                                       5,537,268           9,967,079

  Asset transfer from P&C Food Markets, Inc. 401(k)
   Savings Plan (Note 11)                                       -                9,694,143

  Asset transfer from Quality Markets, Inc. Employees'
   Profit Sharing Retirement Plan (Note 11)                     -                7,817,983

NET ASSETS AVAILABLE FOR PLAN BENEFITS
  Beginning of year                                         54,356,803          26,877,598
                                                         -------------       -------------

  End of year                                            $  59,894,071       $  54,356,803
                                                         -------------       -------------
                                                         -------------       -------------

         The accompanying notes are an integral part of the financial statments.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

1.   DESCRIPTION OF THE PLAN

     GENERAL
     The following brief description of the Penn Traffic Company 401(k) Savings Plan (the "Plan") sponsored by The Penn Traffic Company (the "Company") is provided for general information purposes only. Participants should refer to the Plan agreement for more complete information.

     The Plan is a defined contribution plan established by the Company on July 9, 1987. The Plan is designed to provide benefits to all Company employees who have attained age twenty-one and have completed at least one year of service. As part of the Plan, the Company has entered into a trust agreement with the United States National Bank in Johnstown, Pennsylvania (the "Bank"), under which the Bank, as trustee, transfers contributions to a separate trust fund in the Bank's trust department. The assets of the Plan are held by the Bank's trust department in a fiduciary capacity and as such are not assets of the Bank. The Plan's trust fund is administered by the Administrative Committee of the Plan which has retained Coopers & Lybrand LLP in the capacity of recordkeeper of the Plan.

     CONTRIBUTIONS
     Employees in the Plan ("participants") may contribute from 1% to 12% of gross compensation as specified in writing and may elect to change such once per plan quarter. In November of 1993, the Plan was amended to allow participants to contribute a maximum of 15% of gross compensation effective January 1, 1994.

     INVESTMENTS
     Participants have five options to which they can direct their contributions. These options are a stable income fund, two diversified equity funds, one balanced fund and one Company stock fund. The stable income fund consists of a mix of guaranteed investment contracts and two actively managed mutual funds. One of the diversified equity funds, the MAS EQUITY FUND, invests primarily in large blue chip companies with solid financial characteristics and above-average dividend yields. The other diversified equity fund, the ACORN FUND, is aggressively managed with a higher degree of risk. The balanced fund, the DELAWARE FUND, invests in stocks, bonds and money market instruments. The "Penn Traffic" COMMON STOCK FUND allows employees the opportunity to purchase Company stock with pre-tax dollars. A life insurance plan which allowed employees to elect to purchase life insurance for themselves and their spouses and children is still effective for those employees purchasing such insurance before January 1, 1989 (Note 3).

     LOANS
     Participants may obtain loans of not less that $500 but not more than the lesser of $50,000 or 50% of the participant's individual investment account balance. Generally, the term of the loans may not exceed five years.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

     DISTRIBUTIONS
     Each participant is entitled to a retirement benefit equal to 100% of the participant's accrued benefit as of the valuation date. In the event of the death of a participant before actual retirement, 100% of the participant's accrued benefit on the valuation date following his/her death will constitute his/her death benefit and will be distributed to the participant's designated beneficiary or beneficiaries. If a participant terminates employment, he/she will receive 100% of his/her accrued benefit on the valuation date following his/her separation. A participant attaining the age of 59-1/2 has the right to withdraw all or a portion of his/her Plan assets. An in-service distribution to a participant will only occur if the participant can prove financial hardship to a committee formed by the Company.

     INCOME
     Net investment fund income is allocated quarterly to each participant's investment account in the ratio of their individual investment account to the investment fund in total.

     RESTATEMENT OF THE PLAN AGREEMENT
     Effective December 21, 1994, the Plan agreement was restated to reflect all prior amendments into the Plan agreement in anticipation of the Company's March 1995 Internal Revenue Service determination letter filing (Note 8).

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     BASIS OF ACCOUNTING
     The financial statements of the Plan are prepared on the accrual basis of accounting. Interest and dividend income is recognized as earned and expenses are recognized when the related obligation is incurred. Investments, excluding guaranteed investment contracts, are recorded at the closing market prices on December 31, 1994 and 1993. Guaranteed investment contracts are stated at contract value plus accrued interest.

3.   INSURANCE PLAN

     Participants of the Plan are permitted to have a portion of their contributions directed towards the purchase of individual life insurance contracts for themself, their spouse and their children, for those employees electing this option before January 1, 1989. As a result of these elections, the Plan disburses funds periodically to the First Colony Life Insurance Company for the payment of life insurance premiums. These insurance contracts are allocated on an individual participant basis and, as such, are excluded from Plan assets.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

4.   INVESTMENTS

     Investments which exceed 5% of the Plan's net assets at December 31, 1994 include:


MARKET/CONTRACT
                                                                          COST               VALUE
    The Acorn Fund                                                 $  15,939,677       $  17,866,716
    Delaware Balanced Fund                                             3,359,923           3,145,913
    Miller Anderson Sherrard Fixed Income Fund                         5,040,698           4,542,227
    Miller Anderson Sherrard Equity Fund                               5,045,854           4,527,896
    Continental Assurance Co. Guaranteed Investment
     Contract, guaranteed effective annual interest rate of
     7.0%, maturity dates of 5/26/95 (33.3%),
     5/28/96 (50%) and 5/27/97 (100%)                                  3,555,846           3,555,846
    Provident National Life Guaranteed Investment
     Contract, guaranteed effective annual interest rate of
     8.7%, maturity date of 12/31/94                                   3,489,067           3,489,067


5.   COMPANY CONTRIBUTIONS

     Under the former Quality Markets, Inc. Employees' Profit Sharing Retirement Plan (Note 11), the Company was allowed to make discretionary contributions. The Company elected to contribute $279,900 to the successor plan in 1993. In accordance with the provisions of the Plan agreement, the Company made no other contributions to the Plan for the years ended December 31, 1994 and 1993 and does not expect to make any future employer contributions.

6.   BENEFIT DISTRIBUTIONS PAYABLE

     At December 31, 1994, the amount allocated to participant accounts who have elected to withdraw from the Plan but have not yet been paid was $609,000.

7.   ADMINISTRATIVE COSTS

     Expenses incurred by the Bank in connection with investment transactions and payments to participants are paid by the Plan. Professional, Bank and administrative fees and other expenses of the Plan are paid by the Company. Personnel and facilities of the Company are used by the Plan for its accounting and other activities at no charge to the Plan.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1994 AND 1993
- --------------------------------------------------------------------------------

8.   TAX STATUS

     The Company received a favorable Internal Revenue Service (IRS) determination letter dated March 10, 1992 stating the Plan meets the requirements of Section 401(a) and 401(k) of the IRS code and that the Plan is exempt from taxation under Section 501(a) of the IRS code.

     On March 31, 1995, the Company filed for an IRS determination letter for the Plan restated as of December 21, 1994. The Company believes that the restated Plan meets the requirements of Sections 401(a) and 401(k) of the IRS Code and that the restated Plan is exempt from taxation under Section 501(a) of the IRS Code.

     Under present federal income tax laws, a participant will not be subject to federal income taxes on the contributions by the participant or on interest or profits on the sale of securities held by the Plan until the participant's assets are distributed.


9.   PLAN TERMINATION

     The Company expressly reserves the right to terminate the Plan. In the event of termination, all Plan objectives will be satisfied. All unallocated assets will then be allocated to the accrued benefits of the participants' accounts at the date of termination at which time the participants are fully vested.


10.  TRANSACTIONS WITH PARTIES-IN-INTEREST

     As of December 31, 1994 and 1993, the Plan held the following:


                                        DECEMBER 31, 1994                     DECEMBER 31, 1993
                             -------------------------------------   ------------------------------------

                               NUMBER                    MARKET       NUMBER                    MARKET
                             OF SHARES      COST          VALUE      OF SHARES     COST          VALUE
     Penn Traffic
           common stock       39,649    $ 1,368,935    $ 1,506,662    26,843    $ 860,049      $ 973,059

11.  PLAN MERGERS

     Effective January 1, 1993, the Plan was amended to include all eligible participants of the Quality Markets, Inc. Employees' Profit Sharing Retirement Plan. Accordingly, assets of the Quality Markets, Inc. Employees' Profit Sharing Retirement Plan aggregating $7,817,983 were transferred January 1, 1993.

     On July 17, 1993, the Executive Committee of the Board of Directors from the Penn Traffic Company consented to merge the P&C Food Markets, Inc. 401(k) Savings Plan into the Plan effective October 1, 1993. On this date, assets of the P&C Food Markets, Inc. 401(k) Savings Plan totalling $9,694,143 were transferred.

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------


12.NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1994

                                STABLE                PENN TRAFFIC      MAS                     401(K)
                                INCOME       ACORN       COMMON       EQUITY      DELAWARE       LOAN
                                 FUND        FUND         STOCK        FUND         FUND         FUND      INSURANCE      TOTAL
ASSETS:
  Investments at market:
  Cash and equivalents
   (at cost)                $    632,945  $      -    $      -     $      -     $      -     $      -     $      -     $    632,945
  Mutual Funds (cost of
  $31,710,349)                 6,834,634   17,866,716        -        4,527,896    3,145,913        -            -       32,375,159
  Equities - (cost of
  $1,368,935)                       -           -        1,506,662        -            -            -            -        1,506,662
  Participants' Loans
   (cost of $3,656,501)             -           -            -            -            -        3,656,501        -        3,656,501
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

                               7,467,579   17,866,716    1,506,662    4,527,896    3,145,913    3,656,501        -       38,171,267
  Investments at
  contract value:
  Guaranteed invest-
   ment contracts             21,328,206        -            -            -            -            -            -       21,328,206
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

    Total investments         28,795,785   17,866,716    1,506,662    4,527,896    3,145,913    3,656,501        -       59,499,473

  Receivables:
  Accrued income                 199,826        -            -            -           83,988        -            -          283,814
  Employee contribution           46,850       39,243        5,569        9,528        9,594        -            -          110,784
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

    Total receivables            246,676       39,243        5,569        9,528       93,582        -            -          394,598

Net assets available
 for plan benefits          $ 29,042,461  $17,905,959 $  1,512,231 $  4,537,424 $  3,239,495 $  3,656,501 $      -     $ 59,894,071
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

NOTES TO THE FINANCIAL STATEMENTS
DECEMBER 31, 1994
- --------------------------------------------------------------------------------


13.     CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1994


                                STABLE                PENN TRAFFIC      MAS                     401(K)
                                INCOME       ACORN       COMMON       EQUITY      DELAWARE       LOAN
                                 FUND        FUND         STOCK        FUND         FUND         FUND      INSURANCE      TOTAL
Investment income:
Interest and dividends      $  1,806,512  $   926,850 $       -    $    359,032 $    158,943 $        -  $         -    $ 3,251,337
Net appreciation (deprecia-
 tion) in market value of
 investments                    (592,671)  (2,234,620)      24,717     (331,353)    (200,120)         -            -     (3,334,047)
Net gain (loss) on sale
 of investments                 (185,228)       5,964         -         (10,120)        (173)         -            -       (189,557)
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total investment income        1,028,613   (1,301,806)      24,717       17,559      (41,350)         -            -       (272,267)
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Participant contributions      3,047,707    3,670,048      352,706      886,305      809,355      307,972       95,312    9,169,405
Loan activity                    751,307      628,514       71,648      142,555      102,494   (1,696,518)         -            -
Fund transfer activity        (1,090,906)   1,293,564      207,079     (272,569)    (137,168)         -            -            -
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total additions                3,736,721    4,290,320      656,150      773,850      733,331   (1,388,546)      95,312    8,897,138
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Payments to participants      (1,789,848)    (827,726)     (75,125)    (254,362)    (128,828)    (152,066)         -     (3,227,955)
Payment of individual
 insurance contract
 premiums                           -            -            -            -            -             -        (95,312)     (95,312)
Administrative expenses          (26,282)      (6,841)        (558)      (1,712)      (1,210)         -            -        (36,603)
Loans to participants         (1,336,827)    (872,586)     (41,295)    (200,572)    (109,189)   2,560,469          -            -
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total deductions              (3,152,957)  (1,707,153)    (116,978)    (456,646)    (239,227)   2,408,403      (95,312)  (3,359,870)
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Net increase                     583,764    2,583,167      539,172      317,204      494,104    1,019,857          -      5,537,268


                                  - 10 -


Net assets available for
 plan benefits
   Beginning of year          28,458,697   15,322,792      973,059    4,220,220    2,745,391    2,636,644         -      54,356,803
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

   End of year              $ 29,042,461 $ 17,905,959 $  1,512,231 $  4,537,424 $  3,239,495 $  3,656,501 $       -    $ 59,894,071
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1993
- --------------------------------------------------------------------------------


14.  NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1993


                                STABLE                PENN TRAFFIC      MAS                     401(K)
                                INCOME       ACORN       COMMON       EQUITY      DELAWARE       LOAN
                                 FUND        FUND         STOCK        FUND         FUND         FUND      INSURANCE      TOTAL
ASSETS:
 Investments at market:
  Cash and equivalents      $  2,287,948  $      -    $       -    $       -    $       -    $       -    $       -    $  2,287,948
  Mutual Funds (cost of
    $25,709,680)               7,750,389   15,238,443         -       4,198,452    2,545,970         -            -      29,733,254
  Equities (cost of
    $860,049)                       -            -         973,059         -            -            -            -         973,059
  Participants' loans
    (cost of $2,636,644)            -            -            -            -            -       2,636,644         -       2,636,644
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------
                              10,038,337   15,238,443      973,059    4,198,452    2,545,970    2,636,644         -      35,630,905

Investments at contract value:
  Guaranteed invest-
    ment contracts            17,711,535         -            -            -            -            -            -      17,711,535
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

    Total investments         27,749,872   15,238,443      973,059    4,198,452    2,545,970    2,636,644         -      53,342,440
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Receivables:
 Accrued income                  276,552         -            -            -         185,817         -            -         462,369
 Employee contribution           156,973       86,896         -          22,425      14,.015         -            -         280,309
 Employer contribution           279,900         -            -            -            -            -            -         279,900
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

    Total receivables            713,425       86,896         -          22,425      199,832         -            -       1,022,578

    Total assets              28,463,297   15,325,339      973,059    4,220,877    2,745,802    2,636,644         -      54,365,018

LIABILITIES:
 Accrued expenses                  4,600        2,547         -             657          411         -            -           8,215
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Net assets available for
 plan benefits              $ 28,458,697  $15,322,792 $    973,059 $  4,220,220 $  2,745,391 $  2,636,644 $       -    $ 54,356,803


                                    -  12 -

                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1993
- --------------------------------------------------------------------------------




15.    CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1993


                                STABLE                PENN TRAFFIC      MAS                     401(K)
                                INCOME       ACORN       COMMON       EQUITY      DELAWARE       LOAN
                                 FUND        FUND         STOCK        FUND         FUND         FUND      INSURANCE      TOTAL
Investment income:
Interest and dividends      $  2,258,977  $   653,585 $       -    $    446,492 $    121,103 $       -    $       -    $  3,480,157
Net appreciation (deprecia-
 tion) in market value of
 investments                     (13,428)   1,905,526       46,331     (237,970)     (54,425)        -            -       1,646,034
Net gain on sale of
 investments                      40,765         -           7,143        4,564        3,007         -            -          55,479
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total investment income        2,286,314    2,559,111       53,474      213,086       69,685         -            -       5,181,670
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Participant contributions      2,352,984    1,907,800      164,696      685,051      530,444      201,293      101,233    5,943,501
Employer contributions           279,900         -            -            -            -            -            -         279,900
Loan activity                    759,277      323,545       60,262       89,160       56,223   (1,288,467)        -            -
Fund transfer activity        (1,938,053)   1,625,064       74,319     (257,287)     495,957         -            -            -
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total additions                3,740,422    6,415,520      352,751      730,010    1,152,309   (1,087,174)     101,233   11,405,071
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Payments to participants        (803,113)    (281,876)     (21,372)     (90,757)     (50,940)     (64,742)        -      (1,312,800)
Payment of individual
 insurance contract
 premiums                           -            -            -            -            -            -        (101,233)    (101,233)
Administrative expenses          (14,136)      (6,229)        (240)      (1,917)      (1,437)        -            -         (23,959)
Loans to participants         (1,266,118)    (384,130)     (35,620)    (113,568)     (42,811)   1,842,247         -            -
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Total deductions              (2,083,367)    (672,235)     (57,232)    (206,242)     (95,188)   1,777,505     (101,233)  (1,437,992)
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

Net increase                   1,657,055    5,743,285      295,519      523,768    1,057,121      690,331         -       9,967,079

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 1993
- --------------------------------------------------------------------------------


15.  CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS BY INVESTMENT FUND FOR THE YEAR ENDED DECEMBER 31, 1993 (CONTINUED)


                                STABLE                PENN TRAFFIC      MAS                     401(K)
                                INCOME       ACORN       COMMON       EQUITY      DELAWARE       LOAN
                                 FUND        FUND         STOCK        FUND         FUND         FUND      INSURANCE      TOTAL
Allocation of forfeitures
 of employer
 contributions              $    (42,200) $    28,731 $       -    $      3,478 $      9,991 $       -    $       -    $       -
Asset transfer from
 Quality Markets, Inc.
 Employees' Profit
 Sharing Retirement
 Plan (Note 11)                7,817,983         -            -            -            -            -            -       7,817,983
Asset transfer from P&C
 Food Markets, Inc. 401(k)
 Savings Plan (Note 11)        3,797,526    3,336,953      336,103    1,371,327      434,636      417,598         -       9,694,143

Net assets available for
 plan benefits:

   Beginning of year        $ 15,228,333  $ 6,213,823 $    341,437 $  2,321,647 $  1,243,643 $  1,528,715 $       -  $   26,877,598
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

   End of year              $ 28,458,697  $15,322,792 $    973,059 $  4,220,220 $  2,745,391 $  2,636,644 $       -  $   54,356,803
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------
                            ------------  ----------- ------------ ------------ ------------ ------------ ------------ ------------

                                   SIGNATURES

         THE PLAN. Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan has duly caused this Annual Report to be signed by the undersigned thereunto duly authorized.


                                               THE PENN TRAFFIC COMPANY
                                               401(k) SAVINGS PLAN



                                      By:
                                               ---------------------------------
                                               Eugene R. Sunderhaft
                                               Chairman
                                               Administrative Committee

Date:  June 28, 1995

                                                                 SCHEDULE I


SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1994
- --------------------------------------------------------------------------------


                                  SCHEDULE OF ASSETS HELD FOR INVESTMENT

                                                                                                   AT DECEMBER 31, 1994
                                                                                               -------------------------------
 NUMBER OF                                                                                                           MARKET
   SHARES                                                                                         COST               VALUE
                        Stable Income Fund
      66,502             Cash                                                                $     66,502        $     66,502

     566,443             U.S. Government Agency Repo                                              566,443             566,443

   2,630,514             Aetna Guaranteed Investment Contract, guaranteed effective
                          annual interest rate of 5.79%, maturity date of 12/31/98              2,630,514           2,630,514

   2,830,137             Allstate Guaranteed Investment Contract, guaranteed effective
                          annual interest rate of 9.2%, maturity date of 10/2/95                2,830,137           2,830,137

   1,012,558             Allstate Guaranteed Investment Contract, guaranteed effective
                          annual interest rate of 8.17%, maturity date of 12/30/99              1,012,558           1,012,558

   3,555,846             Continental Assurance Co. Guaranteed Investment
                          Contract, guaranteed effective annual interest rate of 7.0%, maturity dates of 5/26/95 (33.3%), 5/28/96 (50%)
                          and 5/27/97 (100%)                                                    3,555,846           3,555,846

   2,624,443             ITT Hartford Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 5.52%, maturity date of 12/31/98    2,624,443           2,624,443

   2,242,114             Pacific Mutual Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 6.17%, maturity dates of
                          12/31/96 (50%) and 12/31/97 (50%)                                     2,242,114           2,242,114

   1,148,579             Principal Mutual Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 8.50%, maturity date of 12/31/97    1,148,579           1,148,579

      30,397             Principal Mutual Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 8.65%, maturity date of 12/31/96       30,397              30,397

     601,828             Principal Mutual Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 8.65%, maturity date of 12/31/95      601,828             601,828

   1,162,723             Principal Mutual Guaranteed Investment Contract, guaranteed
                          effective annual interest rate of 8.65%, maturity date of 12/31/94    1,162,723           1,162,723

   3,489,067             Provident National Life Guaranteed Investment Contract,
                          guaranteed effective annual interest rate of 8.7%,
                          maturity date of 12/31/94                                             3,489,067           3,489,067

     428,916             Miller Anderson Sherrard Fixed Income Fund                             5,040,698           4,542,227

     239,436             Payden Rygel Global Fixed Income Fund                                  2,324,197           2,292,407
                                                                                            -------------       -------------

                                                                                               29,326,046          28,795,785

    1,459,699            The Acorn Fund                                                        15,939,677          17,866,716






     232,438             Miller Anderson Sherrard Equity Fund                                   5,045,854           4,527,896

     187,475             Delaware Balanced Fund                                                 3,359,923           3,145,913

      39,649             Penn Traffic Common Stock *                                            1,368,935           1,506,662

         338             401(k) Participant Loans                                               3,656,501           3,656,501
                                                                                            -------------       -------------

                         Total investments                                                  $  58,696,936       $  59,499,473
                                                                                            -------------       -------------
                                                                                            -------------       -------------

*  Represents Party-in-Interest investment.

                                                              SCHEDULE II


SUPPLEMENTAL SCHEDULE
DECEMBER 31, 1994



                      SCHEDULE OF REPORTABLE TRANSACTIONS
                     FOR THE YEAR ENDED DECEMBER 31, 1994



                                                                                              COST OF
                                  NUMBER OF      PURCHASE      NUMBER OF      SELLING       SECURITIES       NET GAIN/
                                  PURCHASES        PRICE         SALES         PRICE           SOLD           (LOSS)
Acorn Mutual Funds                   10       $  4,888,914         1      $    31,986     $     26,021       $  5,965

Principal Guaranteed
 Investment Contract,
  guaranteed effective
  annual interest rate of
  9.35%, maturity date
 of 12/31/93                          -               -            1        3,776,022        3,776,022           -

U.S. Government
 Agency Repo                         78         10,448,001        51       10,994,044       10,994,044           -

                                  EXHIBIT INDEX


The following exhibit is filed as part of the Annual Report:


EXHIBIT NUMBER                        DESCRIPTION                PAGE NUMBER

23.1                                  Consent of Independent         18
                                      Public Accountants